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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

OurPet’s Company
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
689890101
(CUSIP Number)
Leslie A Drockton, Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP Tower,
Cleveland, Ohio 44114, (216) 363-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)
(Page 1 of 11 pages)

CUSIP No.	689890101	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Pet Zone Products Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
34-1845323

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		5,936,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		none

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,936,000

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,936,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.92%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	689890101	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Capital One Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
34-1869269

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		5,936,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		none

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,936,000

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,936,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.92%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*Pet Zone Products Ltd. is the beneficial owner of 5,936,000 shares of common stock of OurPet’s Company. Capital One Partners, LLC owns a majority of the membership interests in Pet Zone Products Ltd. and as such may be deemed to beneficially own such shares. Capital One Partners, LLC disclaims beneficial ownership of all of the shares.

     Item 1. Security and Issuer.
     This Schedule 13D (this “Schedule”) relates to the common stock, no par value (the “Common Stock”), of OurPet’s Company, a Colorado corporation (the “Company”). The address of the Company’s principal executive office is 1300 East Street, Fairport Harbor, Ohio 44077.
     Item 2. Identity and Background.
     (a) This Schedule is being filed by Pet Zone Products Ltd., an Ohio limited liability company (“Pet Zone”), and Capital One Partners, LLC, an Ohio limited liability company (“Capital One,” and together with Pet Zone, the “Reporting Persons”).
     (b) The business address of Pet Zone is 6400 Snowville Road, Brecksville, Ohio 44141 and the business address of Capital One is 1801 East Ninth Street, Suite 1700, Cleveland, Ohio 44114.
     (c) The principal business of Pet Zone was the manufacture and distribution of pet supply products including cat, dog and bird feeders, storage bins and cat and dog toys to pet specialty distributors and retailers, mass retailers and grocery chains, among others. Capital One is a private equity investment group.
     (d) During the last five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source or Amount of Funds or Other Consideration.
     On January 3, 2006, OurPet’s Company (“OurPet’s”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Pet Zone pursuant to which OurPet’s purchased substantially all the assets and assumed certain liabilities of Pet Zone (the “Transaction”).
     The purchase price for Pet Zone consisted of $464,998 in cash, of which 12.5% was held back pending a final determination of Pet Zone’s accounts receivable and inventory, 3,082,000 shares of OurPet’s Common Stock and a warrant (“Warrant A”) to purchase 2,729,000 additional shares of OurPet’s Common Stock. The common shares issuable under Warrant A may be purchased at a price of $0.60 per share if exercised on or after January 3, 2006 and on or before January 2, 2009, or $0.675 per share if exercised on or after January 3, 2009 and on or before January 2, 2010, or $0.75 per share if exercised on or after January 3, 2010 and on or before the expiration of Warrant A on January 2, 2011.
     The Purchase Agreement requires Pet Zone to invest $250,000 in OurPet’s in the form of a loan, evidenced by a subordinated note (the “Note”), to be used in the development of new products. In connection with this loan, OurPet’s also issued Pet Zone a warrant (“Warrant B”) to purchase 125,000 shares of Common Stock at a price of $.335 per share. Warrant B terminates on January 3, 2011.
     Also on January 3, 2006, OurPet’s entered into a Registration Rights Agreement (the “Registration Agreement”) with Pet Zone and certain other stockholders holding OurPet’s common shares and/or common shares issuable upon exercise of the warrants issued pursuant to the Transaction, which provides, among other things, certain piggyback registration rights to these stockholders and that OurPet’s will file a registration statement with the Securities and

Exchange Commission upon the demand of a majority of the stockholders holding registrable shares.
     In connection with the Transaction, OurPet’s, Steven Tsengas, Evangelia S. Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas, Senk Properties, Joseph T. Aveni, Carl Fazio, Jr. and John G. Murchie (together, the “OurPet’s Stockholders”) and Pet Zone, Capital One Partners, LLC, LJR Limited Partnership, Nottingham Ventures, Ltd., and Spirk Ventures, Ltd. (together, the “Pet Zone Stockholders” and, together with the OurPet’s Stockholders, the “Stockholders”) entered into a Voting Agreement, dated as of January 3, 2006, pursuant to which the Stockholders agreed to vote all shares of stock held by them to: (i) ensure that the board of directors of OurPet’s consists of five members; (ii) elect to the board of directors of OurPet’s three persons designated by Steven Tsengas and, (iii) elect to the board of directors of OurPet’s either one or two persons designated by the Pet Zone Stockholders, depending on the percentage of OurPet’s Common Stock and warrants issued pursuant to the Purchase Agreement that is currently held by the Pet Zone Stockholders. If the Pet Zone Stockholders cease to be the holders of at least 50% of said stock, they will not have a right to designate any directors under the Voting Agreement. The OurPet’s Stockholders may designate a new representative to designate directors to replace Steven Tsengas upon the vote or consent of a majority of the shares of OurPet’s voting stock held by them. The Voting Agreement terminates on the death or dissolution of the last of the Stockholders or the mutual written agreement of all of the Stockholders.
     The descriptions of these agreements are qualified in their entirety by reference to said agreements filed as exhibits to OurPet’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006.

     Item 4. Purpose of Transaction.
     See response to Item 3 which is incorporated herein by reference.
     Item 5. Interest in Securities of the Issuer.
     (a)-(b) As of January 13, 2006, Pet Zone owned 3,082,000 shares of OurPet’s Common Stock, a warrant to purchase an additional 2,729,000 shares of Common Stock (which is currently exercisable) and another warrant to purchase 125,000 shares of Common Stock (which is currently exercisable). Capital One, as the majority owner of Pet Zone, may be deemed to beneficially own such shares and warrants. Capital One disclaims the beneficial ownership of all the shares and warrants. According to OurPet’s quarterly report on Form 10-QSB for the quarter ended September 30, 2005, there were 11,821,473 shares of Common Stock outstanding, 66,000 shares of Convertible Preferred Stock convertible into 660,000 shares of Common Stock outstanding and warrants to purchase 778,426 shares of Common Stock. Based on the foregoing, Pet Zone may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of 30.92% of the Common Stock. The responses to Items 7, 8, 9, 10, 11 and 13 of pages 2 and 3 of this Schedule 13D are incorporated herein by reference.
     (c) See response to Item 3 which is incorporated herein by reference.
     (d) Pet Zone does have other minority members which may be deemed to have the right to receive dividends or proceeds from the sale of the shares through their ownership in Pet Zone. None of these members account for more than 5% of the Common Stock of Pet Zone.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See the response to Item 3 which is incorporated herein by reference.
     Item 7. Materials to be Filed as Exhibits.
     Exhibit 1: Joint Filing Agreement, dated January 13, 2006, between the Reporting Persons.
     Exhibit 2: Asset Purchase Agreement dated January 3, 2006 between OurPet’s Company and Pet Zone Products Ltd. (incorporated by reference to Exhibit 2.1 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).
     Exhibit 3: Voting Agreement dated January 3, 2006 among OurPet’s Company, Steven Tsengas, Evangelia S. Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas, Senk Properties, Joseph T. Aveni, Carl Fazio, Jr., John G. Murchie, Pet Zone Products Ltd., Capital One Partners, LLC, LJR Limited Partnership, Nottingham Ventures, Ltd. and Spirk Ventures, Ltd. (incorporated by reference to Exhibit 4.2 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).
     Exhibit 4: Warrant to purchase 2,729,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 3, 2006 (incorporated by reference to Exhibit 10.1 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).
     Exhibit 5: Warrant to purchase 125,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 4, 2006 (incorporated by reference to Exhibit 10.2 of the OurPet’s Company Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279).

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2006	PET ZONE PRODUCTS LTD.

	By:	/s/ Charlie MacMillan, Secretary

Charlie MacMillan, Secretary

CAPITAL ONE PARTNERS, LLC

	By:	/s/ Charlie MacMillan, CFO

Charlie MacMillan, Chief Financial Officer

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement, dated January 13, 2006, between the Reporting Persons.

Exhibit 2:	Asset Purchase Agreement dated January 3, 2006 between OurPet’s Company and Pet Zone Products Ltd.*

Exhibit 3:	Voting Agreement dated January 3, 2006 among OurPet’s Company, Steven Tsengas, Evangelia S. Tsengas, Konstantine S. Tsengas, Nicholas S. Tsengas, Senk Properties, Joseph T. Aveni, Carl Fazio, Jr., John G. Murchie, Pet Zone Products Ltd., Capital One Partners, LLC, LJR Limited Partnership, Nottingham Ventures, Ltd. and Spirk Ventures, Ltd.*

Exhibit 4:	Warrant to purchase 2,729,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 3, 2006.*

Exhibit 5:	Warrant to purchase 125,000 shares of Common Stock of OurPet’s Company issued to Pet Zone Products Ltd. dated January 4, 2006*
*Incorporated herein by reference to the Current Report on Form 8-K of OurPet’s Company filed with the Securities and Exchange Commission on January 6, 2006, File Number: 000-31279.